Exhibit 4.3
July 14, 2013
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, Illinois 60018
Attention: President and Chief Executive Officer
Ladies and Gentlemen:
As you know, Financial Investments Corporation (“FIC”) is the holder of that certain stock purchase warrant dated September 29, 2008 (the “Warrant”), issued by Taylor Capital Group, Inc., a Delaware corporation (“TCG”), originally entitling FIC to purchase 500,000 shares of TCG’s common stock, $0.01 par value per share (“Common Stock”), at an exercise price of $20.00 per share, subject to adjustment for number of shares and exercise price. Further the Warrant provides that, in case of any merger of TCG with or into another company in which TCG is not the surviving entity, the surviving entity of such merger will, without payment of any additional consideration, issue a replacement warrant providing for the issuance of stock of the surviving entity on approximately the same terms, conditions, and with approximately the same value, as the Warrant (the “Conversion”).
We understand that TCG has now entered into an agreement and plan of merger (the “Merger Agreement”) with MB Financial, Inc. (“MB”) which provides for the merger of TCG with and into MB (the “Merger”). The Merger Agreement provides that the Warrant will be automatically cancelled at the time of the Merger and will only entitle FIC to receive from MB at the time of the closing of the Merger the “in the money” cash value of the Warrant (the “Redemption”). FIC confirms its receipt and review of the terms of the Merger Agreement providing for the Redemption.
Notwithstanding the terms of the Warrant requiring the Conversion, to induce TCG and MB to consummate the Merger and the other transactions contemplated by the Merger Agreement, this letter evidences FIC’s agreement to the terms of the Redemption, including the cash payment from MB for the cancellation of the Warrant, in lieu of its right to enforce the terms of the Conversion.
In witness of our joint agreement to the foregoing, we have caused this letter to be executed below by our respective officers or representatives as of the date first written above.
Very truly yours,

Agreed to and accepted this 14th day of July, 2013.

Financial Investments Corporation By: /s/ Jennifer W. Steans Name:Jennifer W. Steans Title:President & CEO	Taylor Capital Group, Inc. By:/s/ Mark A. Hoppe Name:Mark A. Hoppe Title:President & CEO